Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth OneMain Holdings, Inc.’s ratio of earnings to fixed charges for each of the periods indicated:

(dollars in millions)	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Earnings:
Income (loss) before provision for (benefit from) income taxes	$244	$356	$(226)	$861	$157	$(299)
Interest expense	612	856	715	734	920	1,075
Implicit interest in rents	20	28	13	10	10	12
Total earnings	$876	$1,240	$502	$1,605	$1,087	$788
Fixed charges:
Interest expense	$612	$856	$715	$734	$920	$1,075
Implicit interest in rents	20	28	13	10	10	12
Total fixed charges	$632	$884	$728	$744	$930	$1,087
Ratio of earnings to fixed charges	1.39	1.40	*	2.16	1.17	*

*                 Earnings did not cover total fixed charges by $226 million in 2015 and $299 million in 2012.

The following table sets forth Springleaf Finance Corporation’s ratio of earnings to fixed charges for each of the periods indicated:

(dollars in millions)	Nine Months Ended September 30, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012

Earnings:
Income (loss) before provision for (benefit from) income taxes	$124	$346	$159	$678	$(125)	$(301)
Interest expense	389	556	667	683	843	1,068
Implicit interest in rents	7	10	9	10	9	12
Total earnings	$520	$912	$835	$1,371	$727	$779
Fixed charges:
Interest expense	$389	$556	$667	$683	$843	$1,068
Implicit interest in rents	7	10	9	10	9	12
Total fixed charges	$396	$566	$676	$693	$852	$1,080
Ratio of earnings to fixed charges	1.31	1.61	1.24	1.98	*	*

*                 Earnings did not cover total fixed charges by $125 million in 2013 and $301 million in 2012.